Mail Stop 4561

August 4, 2006

Jeff Reid
Chief Executive Officer and President
KMA Global Solutions International, Inc.
5570A Kennedy Road Mississauga
Ontario, Canada L4Z 2A9

> **Re:** **KMA Global Solutions International, Inc.**
> **File No. 0-51864**
>
> **Amendment No. 4 to Form 10-SB**
> **Filed July 28, 2006**
>
> **Form 10QSB for the period ended April 30, 2006**
> **Filed July 28, 2006**

Dear Mr. Reid:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page numbers listed in this letter refer to the marked copy of the filing provided by you.

Form 10-SB

General

Item 1. Description of Business, page 4

Business Development, page 4

1. We have reviewed the statutory language you provided in response to our prior comment number 3. Please confirm that the services exchanged as consideration for certain of your outstanding stock have been fully provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

2. Please revise your discussion to include a discussion of all interim periods. Refer to Item 303(b)(2) of Regulation S-B.

Part II

January 31, 2006 Financial Statements

Statement of Cash Flows, page 6

3. Please tell us the nature of the revisions made to the statement of cash flows in amendment #4. We do not understand why these numbers have been revised and in this respect note that the report of the independent registered accounting firm has not been updated. In addition, please revise to reflect that total cash flows from financing activities for 2005 represent a cash outflow, rather than an inflow.

Note 10. Shareholders' Equity, page 13

4. We have read your response to prior comments 8 and 9 as well as the revisions to your Form 10. We still do not understand how the shares disclosed as outstanding here relate to the 9,452,000 outstanding per the balance sheet. Please tell us specifically how you have adjusted the historical shares outstanding to reflect the transactions described in Note 14. In your response, please include a detailed reconciliation that shows how you arrived at the amounts presented in this note.

April 30, 2006 (unaudited) Financial Statements

Note 8. Shareholders' Equity, page 10

5. Please explain the difference between the opening shares outstanding of 4,920,250 and the closing shares outstanding per your January 31, 2006 financial statements of

32,136,800. Refer to page 13 of the January 31, 2006 financial statements. Please revise such that number of shares outstanding on January 31, 2006 is consistent between the two schedules, or provide a detailed explanation of the difference between these figures.

6.   Please tell us in sufficient detail how you accounted for the 149,991 and 11,662,000 (of which 12,597 are unaccounted for) post-split reorganization shares that were issued in exchange for past or future services. Specifically, you stated in your response to comment 57 of our letter dated May 17, 2006 that such amounts would be expensed. Please tell us what amount of expense has been recorded, how you determined the value of the services received or shares issued and how you have accounted for the shares issued in relation to services not yet performed, if any.

7.   We note your disclosure that the 5,344,800 post-split reorganization shares held by former KMA (Canada) shareholders were retired to treasury and cancelled and KMA (Canada) shareholders received 1,179,000 post-reorganization shares. Please explain the purpose behind this transaction and provide the related agreements. Additionally, please tell us where in the continuity of shareholders' equity statement such shares have been recorded.

8.   Please revise to include disclosure regarding the 1,790,000 shares issued for services. Include the nature of the services received and your basis for valuing the shares issued or services performed.

9.   We note your disclosure in (a) and (b) that you issued 120,000 shares for current services and 500,000 for future services. We not see these share issuances in the continuity of shareholders' equity rollforward. Please tell us, and revise to disclose, how you recorded and accounted for these share issuances. In your response, please include references to the accounting literature you relied on.

Form 10QSB

Item 3. Controls and Procedures, page 20

10.   We note management's conclusion that "our disclosure controls and procedures were, *with the exception of the timing of our first quarterly regulatory financial report*, adequate and effective, *in all* other *material respects*" (emphasis added). The qualifications (1) related to the timing of your first quarterly report and (2) that the controls and procedures were effective in all "material respects" are inappropriate. If your certifying officers are unable to conclude that your disclosure controls and procedures were fully effective for the period, then they must conclude that they were not effective. Your disclosure may nevertheless include statements relating to steps you have taken to remedy the ineffectiveness. Please amend your Form 10QSB to provide management's unqualified conclusions as to the effectiveness of your disclosure controls and procedures.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Direct any questions regarding the accounting comments to Amanda Sledge at (202) 551-3473, or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403. Direct any other questions to Amanda McManus at (202) 551-3412, or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Attorney

cc (*via facsimile*): Lawrence Cohen, Esq.
                    Fox Rothschild LLP